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                                                            Exhibit (a)(1)(AAA)


                  IN THE SUPREME COURT OF THE STATE OF DELAWARE


OMNICARE, INC.                         )
             Plaintiff Below,          )
             Appellant,                )       No. 605, 2002
                                       )
v.                                     )       Court Below: Court of
                                       )       Chancery of the State of
                                       )       Delaware in and
NCS HEALTHCARE, INC., JON              )       for New Castle County
H. OUTCALT, KEVIN B. SHAW,             )       C.A. No. 19800
BOAKE A. SELLS, RICHARD L.             )
OSBORNE, GENESIS HEALTH                )
VENTURES, INC. and GENEVA              )
SUB, INC.,                             )
                                       )
             Defendants Below,         )
             Appellees.                )

ROBERT M. MILES,                       )
GUILLERMO MARTI,                       )
ANTHONY NOBLE, JEFFREY                 )       No. 649, 2002
TREADWAY, TILLIE                       )
SALTZMAN, DOLPHIN LIMITED              )       Court Below:  Court of Chancery
PARTNERSHIP I, L.P., RAMESH            )       of the State of Delaware
MEHAN, RENEE MEHAN,                    )       in and for New Castle County
RENEE MEHAN IRA, SAROJ                 )       C.A. No. 19786
MEHAN, MANEESH MEHAN,                  )
RAHUL MEHAN, JOEL MEHAN,               )
LAJIA MEHAN, DARSHAN                   )
MEHAN IRA, DANSHAL                     )
MEHAN (ROLLOVER IRA),                  )
ARSH N. MEHAN, ARSH N.                 )
MEHAN (ROTH IRA), ASHOK                )
K. MEHAN, and ASHOK K.                 )
MEHAN IRA,                             )
                                       )
             Plaintiffs Below,         )
             Appellants,               )





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v.                                     )
                                       )
JON H. OUTCALT, KEVIN E.               )
SHAW, BOAKE A. SELLS,                  )
RICHARD L. OSBORNE,                    )
GENESIS HEALTH VENTURES,               )
INC., GENESIS SUB, INC., and           )
NCS HEALTHCARE, INC.,                  )
                                       )
             Defendants Below,         )
             Appellees.                )  CONSOLIDATED

                          Submitted: December 10, 2002
                          Decided:   December 10, 2002

Before VEASEY, Chief Justice, WALSH, HOLLAND, BERGER, and STEELE, Justices constituting the Court en Banc.

                                    O R D E R
                                    ---------

         This 10th day of December, 2002, it appears to the Court as follows:

         (1) NCS Healthcare, Inc. ("NCS"), a Delaware corporation, is the object of competing acquisition bids, one by Genesis Health Ventures, Inc. ("Genesis"), a Pennsylvania corporation, and the other by Omnicare, Inc. ("Omnicare"), a Delaware corporation.

         (2) This is a consolidated appeal from orders of the Court of Chancery in two separate proceedings.

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         (3) One proceeding is brought by Omnicare seeking to invalidate a merger agreement between NCS and Genesis on fiduciary duty grounds. In that proceeding, Omnicare also challenges Voting Agreements between Genesis and Jon
H. Outcalt and Kevin B. Shaw, two major NCS stockholders, who collectively own over 65% of the voting power of NCS stock. These Voting Agreements irrevocably commit these stockholders to vote for the merger. The Omnicare action was C.A. No. 19800 in the Court of Chancery and is No. 605, 2002, in this Court.

         (4) The other proceeding is a class action brought by NCS stockholders seeking to invalidate the merger primarily on the ground that the directors of NCS violated their fiduciary duty of care in failing to establish an effective process designed to achieve the transaction that would produce the highest value for the NCS stockholders. The stockholder action was C.A. No. 19786 in the Court of Chancery and is No. 649, 2002, in this Court.

         (5) In Appeal No. 605 (the "Omnicare appeal") the Court of Chancery entered two orders. The first decision and order (the "Standing Decision"), dated October 25, 2002, dismissed Omnicare's fiduciary duty claims because it lacked standing to assert those claims. The trial court refused to dismiss Omnicare's declaratory judgment claim, holding that Omnicare had standing, notwithstanding

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the timing of its purchase of NCS stock to assert its claim, as a bona fide bidder for control, that the NCS charter should be interpreted to cause an automatic conversion of Outcalt's and Shaw's Class B stock (with ten votes per share) to Class A stock (with one vote per share).

         (6) The second decision and order of the Court of Chancery that is before this Court in Appeal No. 605, 2002, is the trial court's order of October 29, 2002 (the "Voting Agreements Decision") adjudicating the merits of the Voting Agreements issue as to which the trial court held Omnicare had standing, as set forth in the preceding paragraph.

         (7) In the Voting Agreements decision on summary judgment, the trial court interpreted the applicable NCS charter provisions adversely to Omnicare's contention that the irrevocable proxies granted in those agreements by Outcalt and Shaw to vote for the Genesis merger resulted in an automatic conversion of all of Outcalt's and Shaw's Class B stock into Class A stock. Omnicare's claim with respect to the Voting Agreements was therefore dismissed.

         (8) Because Outcalt's and Shaw's collective 65% voting power depended on their holdings of Class B stock that had ten votes per share, the ultimate approval of the merger would be in substantial doubt given the fact that the NCS board had

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recently withdrawn its recommendation in favor of the merger with Genesis in view of a potentially higher bid represented by an Omnicare tender offer. The effect of the trial court's decision that the Voting Agreements did not trigger an automatic conversion of the Class B stock to Class A stock is that the merger of NCS with Genesis has the requisite votes for approval, and the casting of the stockholders' votes on the merger is scheduled to take place at a stockholders' meeting pending decision on this appeal. The trial court's Voting Agreements decision granting summary judgment to the defendants would, if affirmed, remove the automatic conversion obstacle to the casting of Outcalt's and Shaw's 65% voting power in favor of the merger.

         (9) A class action to enjoin the merger was brought by certain stockholders of NCS in the Court of Chancery in C.A. No. 19786. The trial court denied a preliminary injunction in a decision and order dated November 22, 2002, and revised November 25, 2002 (the "Fiduciary Duty Decision"). That decision is now before this Court upon interlocutory review in Appeal No. 649, 2002. The standing of these stockholders to seek injunctive relief based on alleged violations of fiduciary duties by the NCS directors in approving the proposed merger is apparently not challenged by the defendants. Accordingly, the fiduciary duty

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claims, including those claims Omnicare sought to assert are being asserted by the class action plaintiffs.

         (10) The proceedings before this Court on appeal have been expedited due to exigent circumstances, including the pendency of the stockholders' meeting to consider the NCS/Genesis merger. That meeting had been scheduled for Thursday, December 6, 2002, but was voluntarily postponed to provide this Court with an opportunity to hear and determine this consolidated appeal in an orderly manner.

         (11) The factual background and the bases for the decisions of the Court of Chancery are set forth in its various decisions and orders set forth above and are hereby incorporated by reference without repetition in view of the expedited nature of this appeal.

         (12) The determinations of this Court as set forth in this Order are being entered promptly in this summary manner in order to provide clarity and certainty to the parties going forward. The Court intends to explicate these determinations in a written opinion in due course.

         NOW, THEREFORE, IT IS ORDERED by majority decision as follows:

         (A) With respect to the appeal to this Court of that portion of the Standing Decision constituting the order of the Court of Chancery dated October 25, 2002,

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that granted the motion to dismiss the remainder of the Omnicare complaint, holding that Omnicare lacked standing to assert fiduciary duty claims arising out of the action of the board of directors that preceded the date on which Omnicare acquired its stock, the appeal is DISMISSED AS MOOT on the ground that there are stockholders with standing who have asserted those claims in Appeal No. 649, 2002 that is before this Court in this consolidated appeal.

         (B) With respect to the Fiduciary Duty Decision, the order of the Court of Chancery dated November 22, 2002, denying plaintiffs' application for a preliminary injunction is REVERSED on the ground that, even if one assumes that the board of directors attempted to seek a transaction that would yield the highest value reasonably available to the stockholders, the deal protection measures must be reasonable in relation to the threat and neither preclusive nor coercive. The action of the NCS board fails to meet those standards because, by approving the Voting Agreements, the NCS board assured shareholder approval, and by agreeing to a provision requiring that the merger be presented to the shareholders, the directors irrevocably locked up the merger. In the absence of a fiduciary out clause, this mechanism precluded the directors from exercising their continuing fiduciary obligation to negotiate a sale of the company in the interest of the shareholders.

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         (C) With respect to the Voting Agreements Decision, the order of the
Court of Chancery dated October 29, 2002, is REVERSED to the extent that decision permits the implementation of the Voting Agreement contrary to this Court's ruling on the Fiduciary Duty claims.

         (D) These proceedings are REMANDED to the Court of Chancery for the entry of a preliminary injunction consistent with this Order precluding the implementation of the NCS/Genesis merger.

         The Chief Justice and Justice Steele decline to join in the Court's Order and would affirm.

                                                   BY THE COURT:

                                                   /s/    Joseph T. Walsh
                                                   -----------------------------
                                                            Justice

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